                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No. ______)

                       Kimball International, Inc.
_______________________________________________________________________________
                            (Name of Issuer)

                Class A Common Stock, $.31 1/4 Par Value
_______________________________________________________________________________
                     (Title of Class of Securities)

                               494274 20 2
_______________________________________________________________________________
                             (CUSIP Number)

              A. C. Sermersheim Family Limited Partnership
                 Ronald J. Sermersheim, General Partner
                           1113 W. 14th Street
                            Jasper, IN  47546
                             (812) 482-4939
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
    Communications)
                            February 21, 1996
_______________________________________________________________________________
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                               No Exhibits


                               SCHEDULE 13D

CUSIP NO. 494274-20-2
          ___________
_______________________________________________________________________________
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Shirley A. Lewis, General Partner
                        A. C. Sermersheim Family Limited Partnership
_______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                             (b) / /
_______________________________________________________________________________
3     SEC USE ONLY

______________________________________________________________________________
4     SOURCE OF FUNDS

      OO
_______________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

_______________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
________________________________________________________________________________
                      7  SOLE VOTING POWER
    NUMBER OF             0
     SHARES           __________________________________________________________
   BENEFICIALLY       8  SHARED VOTING POWER
    OWNED BY              405,500
     EACH             __________________________________________________________
   REPORTING          9  SOLE DISPOSITIVE POWER
    PERSON                0
     WITH            __________________________________________________________
                     10  SHARED DISPOSITIVE POWER
                          405,500
_______________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      405,500
________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%
_______________________________________________________________________________
14    TYPE OF REPORTING PERSON

      PN
______________________________________________________________________

                  * SEE INSTRUCTIONS BEFORE FILLING OUT !
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

CUSIP NO.  494274-20-2
           ____________
_______________________________________________________________________________
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jane M. Hackman, General Partner
                       A. C. Sermersheim Family Limited Partnership
_______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                             (b) / /
_______________________________________________________________________________
3     SEC USE ONLY

_______________________________________________________________________________
4     SOURCE OF FUNDS

       OO
_______________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

_______________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
________________________________________________________________________________
                      7  SOLE VOTING POWER
    NUMBER OF             105,400
     SHARES           __________________________________________________________
   BENEFICIALLY       8  SHARED VOTING POWER
    OWNED BY              405,500
     EACH             __________________________________________________________
   REPORTING          9  SOLE DISPOSITIVE POWER
    PERSON                105,400
     WITH            __________________________________________________________
                     10  SHARED DISPOSITIVE POWER
                          405,500
_______________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       510,900
________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
________________________________________________________________________________
14    TYPE OF REPORTING PERSON

      PN
________________________________________________________________________________

                 * SEE INSTRUCTIONS BEFORE FILLING OUT !
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

CUSIP NO. 494274-20-2
          ____________
_______________________________________________________________________________
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald J. Sermersheim, General Partner
                             A. C. Sermersheim Family Limited Partnership
_______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                             (b) / /
_______________________________________________________________________________
3     SEC USE ONLY

_______________________________________________________________________________
4     SOURCE OF FUNDS

      OO
_______________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         / /

_______________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
________________________________________________________________________________
                      7  SOLE VOTING POWER
    NUMBER OF              95,328
     SHARES           __________________________________________________________
   BENEFICIALLY       8  SHARED VOTING POWER
    OWNED BY               405,500
     EACH             __________________________________________________________
   REPORTING          9  SOLE DISPOSITIVE POWER
    PERSON                 95,328
     WITH            __________________________________________________________
                     10  SHARED DISPOSITIVE POWER
                           405,500
_______________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,828
________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /X/

________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%
_______________________________________________________________________________
14    TYPE OF REPORTING PERSON

      PN
______________________________________________________________________________

                 * SEE INSTRUCTIONS BEFORE FILLING OUT !
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A Common Stock, $.31 1/4 par value, of Kimball International, Inc., whose principal offices are located at 1600 Royal Street, Jasper, Indiana 47549.


ITEM 2.  IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed with the Securities and Exchange Commission by Jane M. Hackman ("Hackman"), Shirley A. Lewis ("Lewis") and Ronald
J. Sermersheim ("Sermersheim") as general partners of the A. C. Sermersheim Family Limited Partnership ("Limited Partnership"), an Indiana limited partnership. The Limited Partnership's principal address is 1113 West 14th Street, Jasper, IN 47546

Hackman's principal occupation is homemaker, Lewis's principal occupation is homemaker and Sermersheim's principal occupation is serving as the Vice President, Environment, Health & Safety, of Kimball International, Inc.

During the past five years, Hackman, Lewis and Sermersheim have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Hackman, Lewis and Sermersheim have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Hackman, Lewis or Sermersheim was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hackman, Lewis and Sermersheim are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Limited Partnership acquired the Common Stock through contributions of the stock made by each of the limited and general partners.


ITEM 4.  PURPOSE OF TRANSACTION

The transfer of shares to the Limited Partnership was performed solely for estate planning and gift tax purposes and not for the purpose of attempting to control the company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

             (a)       (a)       (b)        (b)         (b)      (b)

                                                      Sole      Shared
            Aggregate          Sole        Shared     Power to   Power to
            Amount             Power       Power      Dispose    Dispose
            Benefi-   Percent  to Vote     to Vote    or Direct  or Direct
            cially    of       or Direct   or Direct  Disposi-   Disposi-
            owned     Class    the Vote    the Vote   tion of    tion of
            ________  _______  _________   _________  _________  _________
Hackman     510,900     7.0%     105,400     405,500  105,400    405,500

Lewis       405,500     5.6%           0     405,500        0    405,500

Sermersheim 500,828*    6.9%      95,328*    405,500   95,328*   405,500

* Does not include shares which may be deemed to be beneficially owned by the wife and minor children of Sermersheim.


(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






April 2, 1996

/s/ Jane M. Hackman

______________________________________________

Jane M. Hackman, General Partner
A. C. Sermersheim Family Limited Partnership






March 26, 1996

/s/ Shirley A. Lewis, General Partner

_______________________________________________

Shirley A. Lewis, General Partner
A. C. Sermersheim Family Limited Partnership





March 15, 1996

/s/ Ronald J. Sermersheim

_______________________________________________

Ronald J. Sermersheim, General Partner
A. C. Sermersheim Family Limited Partnership







Attention:  Intentional misstatements or omissions of fact constitute
            Federal Criminal Violations (See 18 U.S.C. 1001).